Saba Software, Inc.

2500 Bridge Parkway

Redwood Shores, California 94065

September 30, 2005

By Edgar Correspondence, Facsimile (202) 942-9638 and Overnight Delivery

Adam Halper, Esq.

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance — Mail Stop 4561

100 “F” Street, NE

Washington, DC 20549

Re:	Saba Software, Inc.

Registration Statement on Form S-3/A

Filed August 31, 2005

File No. 333-125778

Form 10-K for the fiscal year ended May 31, 2005

File No. 0-30221

Dear Mr. Halper:

We have set forth below our responses to comments 1 through 5 (“Comments 1-5”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in the Staff’s letter dated September 16, 2005 (the “Comment Letter”), relating to our Registration Statement filed on Form S-3 (the “Form S-3”) and our Annual Report on Form 10-K for the year ended May 31, 2005. We have enclosed herewith for the convenience of the Staff copies of Pre-Effective Amendment No. 2 to the Form S-3, which has been filed today and which copies are marked to show changes from Pre-Effective Amendment No. 1 to the Form S-3 as filed on August 31, 2005. We have reprinted Comments 1-5 from the Comment Letter above our responses for your reference.

1. You disclose in this section and in your response to comment 2 of our letter date July 13, 2005 that you will provide a post-effective amendment or prospectus supplement to include information concerning selling security holders not identified in your selling security holder table. As you are aware, only security holders that are named as selling security holders or transferees, donees and pledgees of those named holders can use this prospectus. Information regarding other selling security holders that are unnamed in the prospectus prior to effectiveness, may only be added by post-effective amendment to the registration statement. Please revise your registration statement to clarify.

As requested by the Staff, we have revised the Form S-3 to clarify. See page 13.

2. We refer to your response to comment 3 of our letter dated July 13, 2005. Please revise your document to indicate clearly in this section that none of your selling security holders are broker-dealers. Please identify in this section which selling security holders are affiliated with registered broker-dealers and briefly describe the affiliation. Finally, revise to state per your supplemental response that at the time of the purchase of the securities to be resold the selling security holder had no arrangements or understandings, directly or indirectly, with any person to distribute the securities.

As requested by the Staff, we have revised the Form S-3 to clarify that none of our selling security holders are broker-dealers, to identify which selling security holders are affiliated with registered broker-dealers and to briefly describe the affiliation and to state that at the time of the purchase of the securities to be resold, the selling security holder had no arrangements or understandings, directly or indirectly, with any person to distribute the securities. See page 13-16.

3. We refer you to your response to comment 4 of our letter dated July 13, 2005. Please provide additional supplemental information on the selling security holder with an open position. Please advise as to the name of the entity, the number of shares to be resold and the position he maintains as of a practicable date prior to responding to this comment.

We supplementally advise the Staff that the selling security holder with an open short position is Net Market Partners, LP, which holds 20,113 shares to be resold and the open short position it maintains as of September 22, 2005 is 50,000 shares.

Exhibits

4. Please file a more recently dated legal opinion.

As requested by the Staff, we have filed a more recently dated legal opinion.

Form 10-K for the fiscal year ended May 31, 2005

Controls and Procedures, page 61

5. We refer you to comment 5 of our letter dated July 13, 2005. We note your disclosure that your “Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as of May 31, 2005 to ensure that information required to be disclosed by the Company in reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” Please advise, if true that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in reports that you file or submit under the Exchange Act is accumulated and communicated to your management including your chief executive and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

We supplementally advise the Staff that it is true that our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is accumulated and communicated to our management including our Chief Executive and Chief Financial Officer, to allow timely decisions regarding required disclosure. We also supplementally advise the Staff that we will revise future filings to so state.

*        *        *

If you have any questions concerning the matters referred to in this letter, please call the undersigned at (650) 581-2599.

Very truly yours,

/s/ Peter E. Williams, III
Peter E. Williams, III
Chief Financial Officer

cc:	Paul “Chip” L. Lion III, Esq.

Morrison & Foerster LLP

3